

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2025

Steve Larsen
Chief Executive Officer
The Hartley Opportunity Fund, LLC
6501 N Cedar St., Building 4, Suite C
Spokane, WA 99208

Re: The Hartley Opportunity Fund, LLC
Offering Statement on Form 1-A
Filed February 14, 2025
File No. 024-12576

Dear Steve Larsen:

We have reviewed your offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed February 14, 2025
General

1.   We note your disclosure on page 48 of your offering circular regarding Mr. Steve Larsen's experience managing multiple private fund offerings, including two multi-family housing development projects. Please revise your offering circular to provide the prior performance of programs with similar investment objectives, as required by Item 8 of Industry Guide 5, or advise. Refer to Item 7(c) of Part II of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,

February 26, 2025
Page 2

Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Louis Amatucci Esq.